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CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Retalix USA
(818) 789-0100                                          (469) 241-8400
crocker.coulson@ccgir.com                               infousa@retalix.com
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FOR IMMEDIATE RELEASE

                    Retalix Expands into Self-Service Ordering Systems -
                      Announces Strategic Partnership with
                                Intermedia Kiosks

Dallas, TX, May 17, 2005- Retalix USA, (NASDAQ: RTLX), announced today the formation of a strategic partnership with Intermedia Kiosks, Inc. to market Intermedia's customer self-service systems. Retalix will have exclusive rights to market Intermedia's industry leading touch screen ordering systems to convenience stores and grocery retailers in the U.S.. Multi-format retailers may now leverage the benefits of a tightly integrated solution from a single source.

Headquartered in Owings Mills, MD, Intermedia Kiosks is the leading developer of touch screen customer self-service ordering solutions for grocery store delicatessens, convenience store made-to-order sandwich operations, and other food service solutions for colleges, universities, hospitals and corporate dining facilities. Intermedia's systems have proven to raise revenue through sophisticated merchandising concepts, while improving labor productivity and reducing food costs. The solutions provide an attractive return on investment for customers.

With over 30,000 installation in 50 countries, Retalix is the leading provider of store solutions for the grocery, convenience store and fuel sectors worldwide. Combining various POS, food service, fuel and retail formats in one integrated solution, Retalix provides a hardware-independent system that is able to leverage the Intermedia Kiosk self-service solution.

Commenting on the partnership, Retalix CEO Barry Shaked, said, "We are very pleased to be working with Intermedia Kiosks on self-service ordering solutions. Self-service is a fast growing and important requirement for our customers. In evaluating the market, we determined that Intermedia has what our customers need."

Beth Kaplan, Chairman of Intermedia Kiosks said, "There is no question that combined with Retalix's leading end-to-end enterprise solution, our self-service ordering system will meet the customers' needs faster and more efficiently than potential competitors."

About Intermedia
With over 1,000 active installed kiosks worldwide, Intermedia Kiosks, Inc, based in Owings Mills, Maryland is a privately held leading developer of interactive multimedia software and customized hardware solutions for grocery and convenience store retailers, quick service restaurants, and food service operations in hospitals, colleges and universities and corporate dining. For more information, please visit the company's web site at www.intermediakiosks.com


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. Retalix offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 50 countries, Retalix markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries.
For more information, please visit the Retalix's web site at www.retalix.com.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the integration of Retalix's acquisitions of IDS and TCI, management of the anticipated increased market share of supply chain solutions and enterprise-wide solutions, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services and broader integrated offerings and solutions, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the continuing integration of Retalix's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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